Exhibit 99.1
THE BANK OF NOVA SCOTIA

$7,100,000,000
SENIOR NOTES
TERMS AGREEMENT
$15,000,000 4.00% Callable Fixed Rate Senior Notes due August 11, 2023 CUSIP 064159 AG1
August 8, 2011
SCOTIA CAPITAL (USA) INC.
One Liberty Plaza
165 Broadway, 25th Floor
New York, New York 10006
Ladies and Gentlemen:
     The Bank of Nova Scotia, a Canadian chartered bank (the “Bank”), proposes, subject to the terms and conditions stated herein and in the Distribution Agreement, dated July 11, 2011 (the “Distribution Agreement”), between the Bank on the one hand and Scotia Capital (USA) Inc. on the other, to issue and sell to you the securities specified in the Schedule hereto (the “Purchased Securities”). Each of the provisions of the Distribution Agreement not specifically related to the solicitation by you, as agent of the Bank, of offers to purchase Securities is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein. Nothing contained herein or in the Distribution Agreement shall make any party hereto an agent of the Bank or make such party subject to the provisions therein relating to the solicitation of offers to purchase Securities from the Bank, solely by virtue of its execution of this Terms Agreement. Each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement, except that each representation and warranty that refers to the Prospectus, the Time of Sale Information or the Shelf Prospectus (as therein defined) in Section 1 of the Distribution Agreement shall be deemed to be a representation or warranty as of the date of the Distribution Agreement in relation to the Prospectus, the Time of Sale Information or the Shelf Prospectus, and also a representation and warranty as of the date of this Terms Agreement in relation to the Prospectus, the Time of Sale Information or the Shelf Prospectus, as the case may be, each as amended or supplemented to the date hereof and each as amended or supplemented relating to the Purchased Securities that are the subject of this Terms Agreement. Unless otherwise defined herein, terms defined in the Distribution Agreement are used herein as therein defined.
     An amendment and/or supplement to each of the Prospectus and the Shelf Prospectus, each in the form heretofore delivered to you is now proposed to be filed with the Commission pursuant to General Instruction II.K., in the case of the Prospectus, and with the OSC pursuant to Ontario Securities Laws, in the case of the Shelf Prospectus.

     Subject to the terms and conditions set forth herein and in the Distribution Agreement incorporated herein by reference, the Bank agrees to issue and sell to you, and you agree to purchase from the Bank at the time and place and at the purchase price set forth in the Schedule hereto, the principal amount of Purchased Securities set forth in the Schedule hereto. You further agree that any Purchased Securities offered and sold by you to initial purchasers will be offered and sold at the price to the public, and in accordance with the provisions relating to commissions and fees, if any, set forth in the Schedule hereto, unless you and the Bank otherwise agree.
[Remainder of Page Intentionally Left Blank]

     If the foregoing is in accordance with your understanding, please sign and return to us counterparts hereof, and upon acceptance hereof by you this letter and such acceptance hereof, including the provisions of the Distribution Agreement incorporated herein by reference, shall constitute a binding agreement between you and the Bank.

Very truly yours,

THE BANK OF NOVA SCOTIA

	By:	/s/ Ian Berry

		Name:	Ian Berry
		Title:	Managing Director & Head Funding & Liquidity Management

Accepted as of the date hereof:

SCOTIA CAPITAL (USA) INC.

	By:	/s/ Timothy Andrews

		Name:	Timothy Andrews
		Title:	Managing Director

SCHEDULE I TO TERMS AGREEMENT
Terms Agreement between Scotia Capital (USA) Inc. (“SCUSA”) and The Bank of Nova Scotia (the “Bank”) in Respect of Time of Sale Information for the Offering of $15,000,000 4.00% Callable Fixed Rate Senior Notes due August 11, 2023
TITLE OF PURCHASED SECURITIES:
$15,000,000 4.00% Callable Fixed Rate Senior Notes due August 11, 2023
AGGREGATE PRINCIPAL AMOUNT:
$15,000,000
PRICE TO PUBLIC:
100% of the principal amount of the Purchased Securities, without accrued interest
PURCHASE PRICE BY UNDERWRITERS:
98.40% of the principal amount of the Purchased Securities, without accrued interest
FORM OF PURCHASED SECURITIES:
Book-entry only form represented by one or more global securities deposited with The Depository Trust Company (“DTC”) or its designated custodian, to be made available for checking by the Representatives at least twenty-four hours prior to the Closing Date at the office of DTC.
SPECIFIED FUNDS FOR PAYMENT OF PURCHASE PRICE:
Federal (same-day) funds
CLOSING DATE:
9:00 a.m. (New York City time), August 11, 2011
INDENTURE:
Indenture dated as of January 22, 2010, between the Bank and Computershare Trust Company, N.A., as U.S. Trustee, and Computershare Trust Company of Canada, as Canadian Trustee
MATURITY DATE:
August 11, 2023
INTEREST RATE:
4.00%

INTEREST PAYMENT DATES:
See attached Pricing Supplement at “Summary—Interest Payment Dates”
REDEMPTION PROVISIONS:
See “Tax Redemption” in the Free Writing Prospectus dated August 8, 2011.
CALL PROVISIONS:
See attached Pricing Supplement at “Summary—Call Provision”
SINKING FUND PROVISIONS:
No sinking fund provisions
DEFEASANCE PROVISIONS:
None
CLOSING LOCATION FOR DELIVERY OF PURCHASED SECURITIES:
The Bank of Nova Scotia, New York Agency
One Liberty Plaza
165 Broadway
New York, New York 10006
DOCUMENTS TO BE DELIVERED:
The following documents referred to in the Distribution Agreement shall be delivered as a condition to the Closing:
None
ADDITIONAL CLOSING CONDITIONS:
None
NAMES AND ADDRESSES OF REPRESENTATIVES:
Designated Representatives:
Scotia Capital (USA) Inc.
Address for Notices, etc.:
One Liberty Plaza
165 Broadway, 25th Floor
New York, New York 10006

OTHER TERMS:
If this Agreement shall be terminated by SCUSA because of any failure or refusal on the part of the Bank to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Bank shall be unable to perform its obligations under this Agreement, the Bank will reimburse SCUSA for all out-of-pocket expenses (including the fees and disbursements of its counsel) reasonably incurred by SCUSA in connection with this Agreement or the offering contemplated hereunder.

SCHEDULE II TO TERMS AGREEMENT
Terms Agreement between Scotia Capital (USA) Inc. (“SCUSA”) and The Bank of Nova Scotia (the “Bank”) in Respect of Time of Sale Information for the Offering of $15,000,000 4.00% Callable Fixed Rate Senior Notes due August 11, 2023
In connection with the offering of $15,000,000 4.00% Callable Fixed Rate Senior Notes due August 11, 2023 (CUSIP 064159 AG1) of the Bank, SCUSA and the Bank agree as follows:
a. Time of Sale Information
The preliminary pricing supplements that are to be included in the Time of Sale Information are as follows:
Preliminary Pricing Supplement dated July 13, 2011
<http://www.sec.gov/Archives/edgar/data/9631/000095012311065431/o72310suppl.htm>
The Free Writing Prospectuses that are to be included in the Time of Sale Information are as follows:
Pricing Term Sheet dated August 8, 2011 (copy attached hereto)
b. Pricing Information Provided Orally by Scotia Capital (USA) Inc.
The script to be used by SCUSA to confirm sales is as follows:
None. See Schedule III for form of written confirmation.

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Filed pursuant to Rule 433
Registration No. 333-174823
Issuer Free Writing Prospectus
Pricing Term Sheet
Dated August 8, 2011
THE BANK OF NOVA SCOTIA
4.00% CALLABLE FIXED RATE SENIOR NOTES DUE 2023, SERIES A

Issuer:	The Bank of Nova Scotia (the “Bank”)

Title of Securities:	4.00% Callable Fixed Rate Senior Notes due 2023, Series A (the “Notes”)

Maturity Date:	August 11, 2023

Interest Payment Dates:	February 11th and August 11th, commencing on February 11, 2012

First Call Date:	August 11, 2014

Price to Public:	100%

Trade Date:	August 8, 2011

Settlement Date:	August 11, 2011; (T+3)

CUSIP/ISIN:	064159 AG1/US064159AG15
The following discussion under the heading “Tax Redemption” supplements the discussion set forth in the Bank’s Preliminary Pricing Supplement with respect to the Notes, dated July 13, 2011, and forms a part of the offering of the Notes.
Tax Redemption
The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:
     •     as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after August 8, 2011 (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes; or
     •     on or after August 8, 2011 (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes;
and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).
In the event the Bank elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustees a certificate, signed by an authorized officer, stating (i) that the Bank is entitled to redeem such Notes pursuant to their terms and (ii) the principal amount of the Notes to be redeemed.
Notice of intention to redeem such Notes will be given to holders of the Notes not more than 45 nor less than 30 days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and the redemption price.
Other Information
The Bank has filed a registration statement (File No. 333-174823) (including a base shelf prospectus dated January 11, 2010 as amended by amendment No. 1 thereto dated June 29, 2011, a prospectus supplement dated July 12, 2011, a product supplement dated July 12, 2011 and a preliminary pricing supplement dated July 13, 2011 (collectively, the “prospectus”)) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Bank, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling Scotia Capital (USA) Inc. at (212) 225-5687.
Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

SCHEDULE III TO TERMS AGREEMENT
Terms Agreement between Scotia Capital (USA) Inc. (“SCUSA”) and The Bank of Nova Scotia (the “Bank”) in Respect of a Term Sheet used to communicate Time of Sale Information for the Offering of $15,000,000 4.00% Callable Fixed Rate Senior Notes due August 11, 2023.
In connection with the offering of $15,000,000 4.00% Callable Fixed Rate Senior Notes due August 11, 2023 (CUSIP 064159 AG1) of the Bank, SCUSA and the Bank agree that the Term Sheet used to communicate Time of Sale Information for the above-referenced offering shall be as follows:
SCOTIA CAPITAL (USA) INC.
The Bank of Nova Scotia
$15,000,000 4.00% Callable Fixed Rate Senior Notes due August 11, 2023

Issuer:	The Bank of Nova Scotia (the “Bank”)
Symbol:	N/A
Securities offered:	$15,000,000 4.00% Callable Fixed Rate Senior Notes due August 11, 2023 (CUSIP 064159 AG1) (the “Notes”)
Price to public:	100.00%
Net proceeds:	$14,760,000
Closing date:	August 11, 2011
Final Maturity Date:	August 11, 2023
Use of Proceeds:	General corporate purposes
CUSIP:	064159 AG1
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling Scotia Capital (USA) Inc. at (212) 225-5687 and request to speak with Christopher Obalde, Director, U.S. Structured Products & Equity Derivatives Sales.
     Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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